                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 3)*

                       NEWTEK BUSINESS SERVICES, CORP.

                     ------------------------------------

                               (Name of Issuer)

                        COMMON STOCK, $0.02 PAR VALUE

                     ------------------------------------

                        (Title of Class of Securities)

                                  652526203

                             --------------------

                                (CUSIP Number)

                              December 31, 2016

        -------------------------------------------------------------

           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of

1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).

                               PAGE 1 OF 4 PAGES


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1     NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jeffrey G. Rubin

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]

                                                                        (b) [X]

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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

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                    5      SOLE VOTING POWER

                           578,144 shares

     NUMBER OF      -----------------------------------------------------------

       SHARES       6      SHARED VOTING POWER

    BENEFICIALLY

      OWNED BY             25,565 shares

        EACH        -----------------------------------------------------------

     REPORTING      7      SOLE DISPOSITIVE POWER

      PERSON

        WITH               578,144 shares

                    ----------------------------------------------------

                    8      SHARED DISPOSITIVE POWER

                           25,565 shares

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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      603,709 shares*

      *Not to be construed as an admission of beneficial ownership

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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      N/A

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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.13%

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12     TYPE OF REPORTING PERSON

      IN

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                               PAGE 2 OF 4 PAGES


             Item 1(a) Name of Issuer:

                       Newtek Business Services, Corp.

             Item 1(b) Address of Issuer's Principal Executive Offices:

                       1981 Marcus Avenue, Suite #130

                       Lake  Success, New York 11042

             Item 2(a) Name of Person Filing:

                       Jeffrey G. Rubin

             Item 2(b) Address of the Principal Office or, if none, Residence:

                       40 Cutter Mill Road, Suite 302

                       Great Neck, NY 11021

             Item 2(c) Citizenship:

                       United States

             Item 2(d) Title of Class of Securities:

                       Common Stock, $0.02 par value

             Item 2(e) CUSIP Number:

                       652526203

             Item 3    N/A

             Item 4    Ownership:

                       (a) Amount Beneficially Owned:

                             603,709 shares of common stock, par value $0.02,

                             with 578,144 shares held by Jeffrey G. Rubin

                             personally, 25,277 shares held by the J. Rubin

                             Family Foundation, of which Jeffrey G. Rubin is a

                             trustee, and for which Jeffrey G. Rubin disclaims

                             beneficial ownership, 220 shares held in a Uniform

                             Gifts to Minors Act (UGMA) account for the benefit

                             of Jordana Rubin, for which Jeffrey G. Rubin

                             disclaims beneficial ownership, and 68 shares held

                             in a UGMA account for the benefit of Amanda Rubin,

                             for which Jeffrey G. Rubin disclaims beneficial

                             ownership.

                       (b)  Percent of Class:                             4.13%

                       (c)  Number of shares as to which such person has:

                               (i)  sole power to vote or direct the vote:

                                                               578,144 shares

                               (ii)  shared power to vote or direct the vote:

                                                                  25,565 shares

                               (iii)  sole power to dispose or to direct the

                                      disposition of:

                                                               578,144 shares

                               (iv)  shared power to dispose or to direct the

                                     disposition of:

                                                                  25,565 shares

                               PAGE 3 OF 4 PAGES


             Item 5    Ownership of Five Percent or Less of a Class: If this

                       statement is being filed to report the fact that as of

                       the date hereof the reporting person has ceased to be

                       the beneficial owner of more than five percent of the

                       class of securities, check the following [X].

             Item 6    Ownership of More than Five Percent on Behalf of

                       Another Person:

                       Not applicable.

             Item 7    Identification and Classification of the Subsidiary

                       Which Acquired the Security Being Reported on By the

                       Parent Holding Company:

                       Not applicable.

             Item 8    Identification and Classification of Members of the

                       Group:

                       Not applicable.

             Item 9    Notice of Dissolution of a Group:

                       Not applicable.

             Item 10   Certification:

                       By signing below I certify that, to the best of my

                       knowledge and belief, the securities referred to above

                       were acquired and are held in the ordinary course of

                       business and were not acquired and are not held for the

                       purpose of or with the effect of changing or influencing

                       the control of the issuer of such securities and were

                       were not acquired in connection with or as a participant

                       in any transaction having such purpose or effect.

                                   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.

                               Dated: February 15, 2017

                               By:   /S/ JEFFREY G. RUBIN

                               -------------------------------------

                               Name:  Jeffrey G. Rubin

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